UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                                 GSI Group Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    36229U102
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                                 (CUSIP Number)

                               Ellen Porges, Esq.
                         Goldman Sachs Asset Management
                                 200 West Street
                               New York, NY 10282
                                  212-902-1000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 7, 2010
                              ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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CUSIP No.  36229U102            SCHEDULE 13D/A        Page 2 of 7 Pages
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------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Goldman  Sachs Asset Management
              (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, "Goldman Sachs Asset Management")

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
------------- -----------------------------------------------------------------

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CUSIP No.  36229U102            SCHEDULE 13D/A        Page 3 of 7 Pages
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------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Liberty Harbor I GP, LLC

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
------------- -----------------------------------------------------------------

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CUSIP No.  36229U102            SCHEDULE 13D/A        Page 4 of 7 Pages
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------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Liberty Harbor Master Fund I, L.P.

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D/A        Page 5 of 7 Pages
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ITEM 1.       SECURITY AND ISSUER

     This Amendment No. 5 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, Amendment No. 2 filed on March 3, 2010, Amendment No. 3 filed on March 16, 2010 and Amendment No. 4 filed on March 19, 2010, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 2, 4, 6 and 7 as set forth below and amends and restates Schedules 1-A and 1-B.

ITEM 2.       IDENTITY AND BACKGROUND

The last sentence of the third paragraph of Item 2 is hereby amended and restated as follows:

The principal business address of each Reporting Person is 200 West Street, New York, New York 10282.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 7, 2010 Liberty Harbor and the other Consenting Noteholders reached an agreement in principle with the Issuer Parties and the statutory committee of equity security holders appointed on December 22, 2009 in the bankruptcy cases of the Issuer Parties (the "Equity Committee") as to certain modifications to the Modified Plan (as modified, the "Fourth Modified Plan of Reorganization"). The Consenting Noteholders plan to enter into a Restructuring Plan Support Agreement, which will supersede the Plan Support Agreement, with the Issuer Parties and the Equity Committee setting forth certain agreements among them to implement the Fourth Modified Plan of Reorganization (the "Restructuring Plan Support Agreement").

Pursuant to the Fourth Modified Plan of Reorganization, the Noteholders would receive, in exchange for their Notes, their pro-rata share of (i) between $90,000,000 and $110,000,000 principal amount of New Senior Secured Notes, (ii) $10,000,000 in cash (the "Cash Payment"), (iii) all cash proceeds from an $85,000,000 rights offering (the "Rights Offering"), (iv) payment in cash of all accrued but unpaid interest due under the Notes through the date of effectiveness of the Issuer Parties' bankruptcy cases, and (v) $5,000,000 of common stock of the reorganized Issuer, issued at a price of $1.80 per share (the "Supplemental Equity Exchange").

The Rights Offering will consist of the Issuer Parties offering to all holders of Common Stock, on a pro-rata basis, the right to purchase common stock of the reorganized Issuer at a price of $1.80 per share. Pursuant to the Restructuring Plan Support Agreement and related documents, the Consenting Noteholders will agree to backstop the Rights Offering in its entirety with their Notes. Therefore, to the extent the Rights Offering is not fully subscribed for by the holders of Common Stock, the Consenting Noteholders will exchange a principal amount of their Notes equal to any such shortfall into common stock of the reorganized Issuer at a price of $1.80 per share. Notwithstanding the foregoing, in connection with their backstop commitment, the Consenting Noteholders will exchange no less than $20,000,000 in principal amount of their Notes for common stock of the reorganized Issuer at $1.80 per share even if their backstop commitment requires an exchange of less than this amount. For example, if the holders of Common Stock elect not to participate in the Rights Offering, then the Noteholders pursuant to their backstop commitment will exchange $85,000,000 in principal amount of Notes for common stock of the reorganized Issuer at a price of $1.80 per share. After $85,000,000 of the $210,000,000 aggregate principal amount of Notes outstanding is exchanged for common stock of the reorganized Issuer and the Cash Payment and Supplemental Equity Exchange are effected, this will result in the issuance of an aggregate principal amount of New Senior Secured Notes equal to $110,000,000. However, if the Rights Offering is fully subscribed for by the holders of Common Stock, the Noteholders will receive the cash proceeds of the Rights Offering in satisfaction of $85,000,000 principal amount of Notes and the Consenting Noteholders will exchange $20,000,000 in principal amount of Notes for common stock of the reorganized Issuer at

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CUSIP No.  36229U102            SCHEDULE 13D/A        Page 6 of 7 Pages
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a price of $1.80 per share. After $20,000,000 of the $210,000,000 aggregate principal amount of Notes outstanding is exchanged for common stock of the reorganized Issuer, the Cash Payment and Supplemental Equity Exchange are effected and the $85,000,000 in rights offering proceeds is distributed pro rata to the Noteholders, this will result in the issuance of an aggregate principal amount of New Senior Secured Notes equal to $90,000,000. The Consenting Noteholders will receive a fee of 5% of the backstop commitment amount in exchange for their commitment to backstop the Rights Offering.

The Noteholders are entitled to receive a fee equal to 2% of the aggregate principal amount of Notes currently outstanding in the event that at any time prior to consummation of the Rights Offering a restructuring transaction other than the restructuring transaction set forth in the Fourth Modified Plan of Reorganization is consummated.

Pursuant to the Fourth Modified Plan of Reorganization, the initial board of directors of the reorganized Issuer will consist of: two directors to be selected by the Required Noteholders, two directors with expertise in the Issuer's industry to be selected by the Equity Committee, one director to be selected by mutual agreement of the Required Noteholders and the Equity Committee, one director to be selected by the current Board of Directors from the current Board of Directors of the Issuer, and the Chief Executive Officer of the reorganized Issuer. The three holders of the largest principal amounts of the Notes shall have board observer rights subject to reasonable restrictions.

This description of the agreement in principle reached by the Consenting Noteholders, the Issuer Parties and the Equity Committee is a summary only and is qualified in its entirety by reference to the Term Sheet for the Plan of Reorganization of GSI Group, Inc. et al (the "Term Sheet"), a copy of which is referenced as Exhibit 13 hereto (which incorporates by reference Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010) and is incorporated herein by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     As described in Item 4 above, on May 7, 2010, the Consenting Noteholders reached an agreement in principle with the Issuer Parties and the Equity Committee as to the Fourth Modified Plan of Reorganization, the terms of which are set forth in the Term Sheet a copy of which is referenced as Exhibit 13 hereto (which incorporates by reference Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010) and is incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

13. Term Sheet for the Plan of Reorganization of GSI Group, Inc. et al, dated as of May 7, 2010 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010).

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CUSIP No.  36229U102            SCHEDULE 13D/A        Page 7 of 7 Pages
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 11, 2010

            GOLDMAN SACHS ASSET MANAGEMENT, L.P.

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact


            GS INVESTMENT STRATEGIES, LLC

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact

            LIBERTY HARBOR I GP, LLC

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact


            LIBERTY HARBOR MASTER FUND I, L.P.
            By:  LIBERTY HARBOR I GP, LLC, ITS GENERAL PARTNER

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact

                                  Schedule I-A


The name, position and present principal occupation of each executive officer of GSAM are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs Asset Management, L.P., 200 West Street, New York, New York 10282.

All executive officers listed below are United States citizens.

-----------------  ---------------------------  --------------------------------
Name                    Position                Present Principal Occupation
Edward C. Forst    Co-Head, Investment          Managing Director of Goldman,
                   Management Division of                Sachs & Co.
                   The Goldman Sachs Group,
                   Inc. (Co-Chief Executive
                   Officer)
-----------------  ---------------------------  --------------------------------
Timothy J.         Co-Head, Investment          Managing Director of Goldman,
O'Neill            Management Division of                Sachs & Co.
                   The Goldman Sachs Group,
                   Inc. (Co-Chief Executive
                   Officer)
-----------------  ---------------------------  --------------------------------
Eric Lane          Co-Chief Operating Officer,  Managing Director of Goldman,
                   Investment Management                 Sachs & Co.
                   Division of
                   The Goldman Sachs Group,
                   Inc.

-----------------  ---------------------------  --------------------------------
Steve McGuiness    Co-Chief Operating Officer,  Managing Director of Goldman,
                   Investment Management                 Sachs & Co.
                   Division of
                   The Goldman Sachs Group,
                   Inc.

-----------------  ---------------------------  --------------------------------
Gavin O'Connor     Chief Financial Officer,     Managing Director of Goldman,
                   Investment Management                 Sachs & Co.
                   Division of
                   The Goldman Sachs Group,
                   Inc. (Chief Legal Officer)

-----------------  ---------------------------  --------------------------------
Ellen Porges       General Counsel, Investment  Managing Director of Goldman,
                   Management Division of                Sachs & Co.
                   The Goldman Sachs Group,
                   Inc. (Chief Legal Officer)

-----------------  ---------------------------  --------------------------------
Michael J.         Chief Compliance Officer,    Managing Director of Goldman,
Richman            Investment Management                 Sachs & Co.
                   Division of
                   The Goldman Sachs Group,
                   Inc.

                                  Schedule I-B


The name, position and present principal occupation of each executive officer of Liberty Harbor I GP, LLC are set forth below.

The business address for all the executive officers listed below is c/o Liberty Harbor I GP, LLC, 200 West Street, New York, New York 10282.

All executive officers listed below are United States citizens.



-----------------  ---------------------------  -----------------------------------------
Name                  Position                  Present Principal Occupation
Gregg Felton       President                    Managing Director of Goldman, Sachs & Co.

-----------------  ---------------------------  -----------------------------------------
Brendan McGovern   Vice President               Managing Director of Goldman, Sachs & Co.

-----------------  ---------------------------  -----------------------------------------
Salvatore Lentini  Vice President               Managing Director of Goldman, Sachs & Co.

-----------------  ---------------------------  -----------------------------------------
David Frechette    Vice President               Managing Director of Goldman, Sachs & Co.

-----------------  ---------------------------  -----------------------------------------
Ben I. Adler       Secretary                    Managing Director of Goldman, Sachs & Co.

-----------------  ---------------------------  -----------------------------------------
Gavin O'Connor     Treasurer                    Managing Director of Goldman, Sachs & Co.
